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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Coldstream Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One 100th Avenue NE Suite 102
(No. and Street)

Bellevue	WA	98004
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Erika Yelle	425-283-1604	erika.yelle@coldstream.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly US LLP
(Name – if individual, state last, first, and middle name)

999 Third Avenue Suite 2800	Seattle	WA	98104-4019
(Address)	(City)	(State)	(Zip Code)

	23
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Erika Yelle_ _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Coldstream Securities, Inc._ _____, as of _2/26_ _____, 2 _6_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SARAH JACOBSON
Notary Public
State of Washington
Commission # 121705
My Comm. Expires Aug 12, 2028

Signature:
Erika Yelle

Digitally signed by Erika Yelle
Date: 2026.02.26 10:32:12 -08'00'

Title:
Chief Compliance

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☑ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☑ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

COLDSTREAM SECURITIES, INC.
Report of Independent Registered Public Accounting Firm and Financial Statements with Supplementary Information
Year Ended December 31, 2025

COLDSTREAM SECURITIES, INC.
<u>CONTENTS</u>

Page



Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors
Coldstream Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Coldstream Securities, Inc. (the "Company") as of December 31, 2025, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Baker Tilly US, LLP

Seattle, Washington
February 24, 2026

We have served as the Company's auditor since 2014.

COLDSTREAM SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

ASSETS		
Cash (Note 1)	$	1,124,721
Accounts receivable (Note 1)		2,384
Prepaid Expenses		38,851
TOTAL ASSETS	$	1,165,956

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	365,072
Due to related party (Note 3)		83,126
TOTAL LIABILITIES		448,198

CONTINGENCIES (Note 4)

SHAREHOLDER'S EQUITY		
Common stock, no par, 112 shares authorized, issued and outstanding		10,000
Additional paid-in capital		877,741
Accumulated deficit		(169,983)
TOTAL SHAREHOLDER'S EQUITY		717,758
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	1,165,956

The accompanying notes are an integral part of these financial statements.

COLDSTREAM SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025

REVENUE		
M&A Revenue	$	1,351,500
Commissions		36,708
Distribution fees		7,326
TOTAL REVENUE		1,395,534
EXPENSES		
Commission		579,453
Professional fees		42,059
Administrative fees (Note 3)		38,952
Insurance fees		31,427
Business taxes		27,893
Licenses and permits		11,061
Miscellaneous		293
TOTAL EXPENSES		731,138
NET INCOME BEFORE PROVISION FOR TAXES		664,396
Income tax expense		139,783
NET INCOME	$	524,613

The accompanying notes are an integral part of these financial statements.

COLDSTREAM SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

	Common Stock		Additional	Accumulated	Total Shareholder's
	Shares	Amount	Paid-in Capital	Deficit	Equity
Balance at December 31, 2024	112	$ 10,000	$ 777,741	$ (486,662)	$ 301,079
Contribution			100,000		100,000
Distribution				(207,934)	(207,934)
Net income				524,613	524,613
Balance at December 31, 2025	112	$ 10,000	$ 877,741	$ (169,983)	$ 717,758

The accompanying notes are an integral part of these financial statements.

COLDSTREAM SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income	$	524,613
Changes in operating assets and liabilities		
Decrease in accounts receivable		466
Increase in accounts payable and accrued expenses		359,412
Decrease in due from related party and other assets		13,486
Increase in due to related party & other liabilities		83,126
NET CASH PROVIDED IN OPERATING ACTIVITIES	$	981,103
CASH FLOWS FROM FINANCING ACTIVITIES		
Contribution from Parent Company		100,000
Distribution to Parent Company		(207,934)
NET CASH FLOW USED BY FINANCING ACTIVITIES		(107,934)
NET INCREASE IN CASH AND CASH EQUIVALENTS		873,169
CASH AT BEGINNING OF YEAR		251,552
CASH AT END OF YEAR		$ 1,124,721

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Cash paid during the year for:

Interest paid	$	-
Income taxes	$	56,397

The accompanying notes are an integral part of these financial statements.

COLDSTREAM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2025

NOTE 1 –ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Coldstream Securities, Inc. (the "Company") is incorporated in the state of Delaware and is a wholly owned subsidiary of Coldstream Holdings, Inc. (the "Parent"). The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission and conducts business primarily in private placements, variable annuities, mutual funds trails, 12b-1 fees, variable annuity commissions, mergers & acquisition success fees, referral fees and state directed 529 plan commissions to customers throughout the United States.

Under its membership agreement with FINRA and relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, the Company (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers, and (3) does not and will not carry PAB accounts.

The Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and referring securities transactions to other broker-dealers.

Cash consists of cash on hand, checking and savings accounts. There are no withdrawal restrictions on cash. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. There were no cash equivalents as of December 31, 2025.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where, and if, multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events. Economic conditions that may affect the Company's performance primarily include the general economic and market conditions in the United States.

The Company is affiliated with The Rainier Group, Inc. "RGI". RGI is a business consulting firm that advises the owners of mid-market, privately held companies on strategic issues such as management succession, ownership transition, key employee retention, corporate governance, and business valuation. While delivering its consulting services, RGI may advise a business owner that their best strategic option is to sell their business. RGI may facilitate the selling of their client's business, earning a success fee based on the final transaction price. The company has determined it has satisfied the performance obligation on the transaction close date, at which point all terms are agreed upon and the transaction price is set. The

success fees that run through Coldstream Securities Inc., RGI's affiliated broker-dealer, are referenced as M&A revenue. Coldstream Securities, Inc. earned M&A revenue during 2025 totaling $1,351,500.

RGI may determine it needs to refer the business owner to a reputable third-party mid-market investment banking firm that has expertise in the RGI client's industry to market the business for sale. RGI has referral agreements with various third-party investment banks through Coldstream Securities, Inc., the affiliated broker-dealer, which specify that upon the successful sale of the business by the investment bank, RGI shall receive a referral fee which is typically a percentage of the success fee the investment bank charges the seller, which is recorded as revenue by the Company. Referral fees are earned when the referral is accepted by the client. Referral fees are not recognized at the time the referral is completed because there are multiple requirements to meet per the contract due to the timing of closing of transactions between the referral and the client, the closing price and payment conditions established between the parties. Revenue will not be recognized until it is probable that a significant reversal will not occur. Coldstream Securities, Inc. did not earn any referral fees in 2025.

Commission revenues are sourced from state directed 529 plans, mutual funds, and annuities. A portion of the revenue from mutual funds and annuities are based on a fixed rate applied, as the performance obligation is satisfied at the time of each individual sale. The remaining revenue is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long clients hold their investment, insurance policy or annuity contract). The revenue will not be recognized until it is probable that a significant reversal will not occur.

The timing of the Company's revenue recognition may differ from the timing of payment by the Company's customers. The Company records a receivable when revenue is recognized prior to payment and has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.
The Company performs an evaluation at contract inception to determine whether it is probable that the Company will collect substantially all of the consideration to which it will be entitled.

The Company accounts for credit losses in accordance with Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) Topic 326, *Financial Instruments — Credit Losses* ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the guidance, the Company can determine there are no expected credit losses in certain circumstances. An allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including receivables recognized under FASB ASC 606, *Revenue from Contracts with*

COLDSTREAM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2025

Customers. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with other receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards. The Company had no allowance for credit losses for trade receivables at January 1, 2025, or December 31, 2025. The Company had receivables from contracts with customers of $2,384 as of December 31, 2025, and $2,850 as of December 31, 2024. The Company did not have deferred revenue as of December 31, 2025, and December 31, 2024.

The Company files a consolidated federal tax return with its Parent. For financial statement purposes, the Company presents income tax information as if it filed a separate income tax return. The Company accounts for income taxes in accordance with FASB ASC Topic 740-10, *Accounting for Income Taxes*. Under the asset and liability method of FASB ASC Topic 740-10, deferred tax assets and liabilities are recognized for the estimated future tax consequences or benefits attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2024. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment later based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits as changes to income in income tax expense, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2025.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

COLDSTREAM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2025

NOTE 2- NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined under such provisions. On December 31, 2025, the Company had net capital and net capital requirements of $676,523 and $29,880 respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.6625 to 1.0.

According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company and its Parent are under common control and the existence of that control creates operating results and financial positions significantly different than if the companies were autonomous. Company utilizes space, personnel and other services and overhead which are incurred by affiliated companies. These services, totaling $38,952, were transacted in the normal course of business, and were recorded as specific expenses in the period provided.

Allocation of federal and state income taxes filed at the Parent's consolidated level has been made throughout 2024 and 2025. In connection with this allocation, for the 2025 tax year, $83,126 is owed to the parent as of December 31, 2025.

NOTE 4 – CONCENTRATIONS AND CREDIT RISK

The Company may from time to time be involved in regulatory examinations, potential inquiries, investigations, and proceedings by the SEC, FINRA, or other state and local regulatory agencies. As of December 31, 2025, there were no pending or threatened litigation, claims, or assessments or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with FASB ASC 450, *Accounting for Contingencies*.

The Company maintains cash balances in one financial institution, which is insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits. The Company has not experienced any losses in the accounts. The Company believes it is not exposed to any significant risk on cash. Management periodically assesses the financial condition of the bank and believes that any potential loss is minimum, if any.

COLDSTREAM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2025

NOTE 5 – SINGLE REPORTABLE SEGMENT

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including revenues sourced from state directed 529 plans, mutual funds, annuities, M&A fees, and referral fees from third-party investment banking firms. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the Company, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy with regulatory agencies.

The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 61 percent of its total revenues from an M&A success fee with a single client in 2025 (see Note 1).

The financial information for the Company's single operating segment is the same as the financial information presented in the statements of financial condition, operations, changes in shareholder's equity, and cash flows.

NOTE 5 – SUBSEQUENT EVENTS

Subsequent events are events or transactions that occur after the date of the statement of financial condition but before financial statements are available to be issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing the financial statements.

The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after the date of the statement of financial condition and before the financial statements were available to be issued. The Company has evaluated subsequent events through February 24, 2026, which is the date the financial statements were available to be issued. The Company is not aware of subsequent events that would require recognition or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

COLDSTREAM SECURITIES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT
TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2024

Total shareholder's equity	$	717,758
Less - Nonallowable assets:		
Accounts Receivable		2,384
Other assets		38,851
Total debits		41,235
NET CAPITAL		676,523
Minimum requirements of 6-2/3% of aggregate indebtedness of		
$ 448,198 or $5,000, whichever is greater		29,880
Excess net capital	$	646,643
AGGREGATE INDEBTEDNESS:		
Accounts payable & accrued expenses	$	448,198
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.6625 to 1.0

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17a-5 as of December 31, 2025.

The Company does not carry customer accounts or otherwise hold customer funds. The Company limits its business activities to (1) effecting securities transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company, and (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and referring securities transactions to other broker-dealers. The Company is therefore not required to prepare the computation for determination of reserve requirements or information relating to possession and control requirements under Rule 15c3-3 of the Securities Exchange Act of 1934.

Coldstream Securities, Inc.

One 100th Ave NE
Suite 102
Bellevue, WA 98004

425.283.1600 office   coldstream.com
425.283.5100 fax

COLDSTREAM SECURITIES, INC.'S EXEMPTION REPORT

Coldstream Securities, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) Effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Coldstream Securities, Inc.

I, Erika Yelle, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By:

Erika Yelle

Erika Yelle
Title CCO/FinOP
February 24, 2026



Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors
Coldstream Securities, Inc.

We have reviewed management's statements, included in the accompanying Coldstream Securities, Inc.'s Exemption Report (the exemption report), in which:

1) Coldstream Securities, Inc. does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3; and

2) Coldstream Securities, Inc. states Coldstream Securities, Inc. is filing the exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 (Footnote 74) because, throughout the most recent fiscal year, without exception:

- Coldstream Securities, Inc. limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Coldstream Securities, Inc.; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, and

- Coldstream Securities, Inc. (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Coldstream Securities, Inc.; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Coldstream Securities, Inc.'s management is responsible for compliance with the provisions of Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Coldstream Securities, Inc.'s compliance with the provisions of Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of Footnote 74 of SEC Release No. 34-70073.

Baker Tilly US, LLP

Seattle, Washington
February 24, 2026